Snow Becker Krauss P.C.
                                 Attorney At Law
                                605 Third Avenue
                           New York, N.Y. 10158-0125
                                 (212)687-3860



                               September 28, 2006


Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549
Attention:  Dennis C. Hult

                  Re:      Integrated Surgical Systems, Inc.
                           Form 8-K filed on September 20, 2006
                           ------------------------------------

Ladies and Gentlemen:

     We are counsel to Integrated Surgical Systems, Inc. (the "Company") and have reviewed the letter dated September 21, 2006 setting forth the comments of the Securities and Exchange Commission (the "Commission") in respect of the above-referenced filing. On behalf of the Company, set forth herein are the responses to the Commission's comments. The numerical responses contained herein correspond with the numbered comments of the letter. For your convenience, we have set forth each comment in its entirety directly before the corresponding response.

     Simultaneously with the filing of this response letter with the Commission, the Company is filing with the Commission an amendment to the Form 8-K ("Amendment No. 1").

Comment:
--------

1. Please amend the report to comply with all of the information required by
Item 304 of Regulation S-B. The date of the report should be the date of the earliest event reported, which appears to be August 15, 2005. File the amendment under cover of Form 8-K/A and include the letter from the former accountant filed as an Exhibit 16.

Response:

Amendment No. 1 has been revised to reflect the appropriate date as well as the inclusion of the accountant's letter as an exhibit pursuant to Item 304 of Regulation S-B.

Comment:
--------

2. Please amend Item 4(a)(1)(iv) of Form 8-K to cover the interim period from the date of the last audited financial statements to August 15, 2005, the date of dismissal, resignation or declination.

Response:

We assume you are referring to Item 304(a)(1)(iv) of Regulation S-B (as opposed to Form 8-K). Amendment No. 1 has been modified to include the requested disclosure.

Comment:
--------

3. We note you have not filed your Forms 10-QSB for the periods March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006, and June 30, 2006, or your
Form 10-KSB for the year ended December 31, 2005. Please file these documents as soon as practicable.

Response:

The Company is in the process of preparing the financial statements that will be included in the above-referenced periodic filings. Once such financial statements have been prepared and reviewed or audited, as appropriate, by the new accountants, the Company will endeavor to prepare and file the periodic filings which include such financial statements. The Company presently anticipates that it will be in a position to make such filings during the first calendar quarter of 2007.

Comment:
--------

4. Additionally, we remind you that you are required to respond to our comment letter dated June 3, 2005, regarding your Form 10-KSB for the period end December 31, 2004. When preparing your delinquent filings please ensure they comply with the comments, as applicable.

Response:

The Company will respond to the referenced comment letter and file an appropriate amendment to the 10-KSB for the year ended December 31, 2004 in due course.


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


In accordance with the Staff's request, the Company hereby acknowledges that:

     (1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or wish to discuss, please contact the undersigned at 212-455-0408.

                                                     Very truly yours,

                                                     /s/ David R. Fishkin
                                                     ---------------------------
                                                     SNOW BECKER KRAUSS P.C.
                                                     By:  David R. Fishkin

Cc:      Dr. Ramesh Trivedi
         Mr. David H. Adams
         Jack Becker, Esq.


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